                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                         Stanley Furniture Company, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock , Par Value $.02 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    854305208
                                    ---------
                                 (CUSIP Number)

                               David W. Robertson
                                McGuireWoods LLP
                                One James Center
                            Richmond, Virginia 23219
                                 (804) 775-1031
                        ---------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)
                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See ss.240.13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 854305208

                                  Schedule 13D

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     ----------------------------------------------------------------------
     (Entities Only)
     ---------------

     Albert L. Prillaman

2)   Check the Appropriate Row if a Member of a Group (See Instructions)
     ------------------------------------------------
     (a)
     (b)

3)   SEC Use Only
     ------------

4)   Source of Funds (See Instructions)
     ---------------

     OO

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     --------------------------------------------------------------------------
     or 2(e)
     -------

6)   Citizenship or Place of Organization                       United States
     ------------------------------------

     Number of          7)   Sole Voting Power                        628,214
     Shares Bene-            -----------------
     ficially
     Owned by           8)   Shared Voting Power                            0
     Each                    -------------------
     Reporting
     Person With        9)   Sole Dispositive Power                   628,214
                             ----------------------

                       10)   Shared Dispositive Power                       0
                             ------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     ------------------------------------------------------------

     628,214

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     -----------------------------------------------------------------
     (See Instructions)

13)  Percent of Class Represented by Amount in Row (11)
     --------------------------------------------------

     9.3%

14)  Type of Reporting Person (See Instructions)
     ------------------------

     IN

                                       2

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                                  SCHEDULE 13D


Items 3, 5, 6 and 7 are amended as set forth below:

3.       Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The undersigned received 77,794 shares of Common Stock as a result of the conversion of 44,444 shares of Stanley Holding Corporation 10% Cumulative Redeemable Preferred Stock and 197,592 shares of Stanley 10% Cumulative Redeemable Preferred Stock in the merger of Stanley Acquisition Corporation, a Delaware corporation, into Stanley as described in Stanley's Proxy Statement/Prospectus dated October 13, 1992. In each of September 1993 and May 1995, the undersigned purchased 20,000 shares of Common Stock for cash in the over-the-counter market. The undersigned acquired 100,000 shares under Stanley's Executive Loan Plan (the "Executive Loan Plan"), in connection with which the undersigned delivered a non-recourse promissory note payable to Stanley. Pursuant to this loan, as amended, the principal and accrued interest was forgiven in full by Stanley as of December 31, 1998 because the undersigned had remained employed by Stanley through such date. The undersigned acquired the remaining shares of Common Stock as a result of option exercises, and the right to acquire Common Stock pursuant to exercisable options, under Stanley's various option plans. In connection with the undersigned's exercise of outstanding stock options, Stanley loaned $2,584,983 to the undersigned. This loan provides for a five-year term with a balloon payment of principal and interest at the end of the term. The undersigned pledged 330,420 shares of Common Stock acquired on the exercise of stock options as security for this loan.

         All share numbers in this Item have been adjusted to reflect stock splits and/or stock dividends.

5.       Interest in Securities of Stanley.
         ---------------------------------

         The undersigned is beneficial owner of 628,214 (or 9.3% of the outstanding) shares of Common Stock. Such number includes 80,000 shares which could be acquired upon exercise of options granted under the Stanley 2000 Incentive Compensation Plan (the "Plan"). The undersigned has the sole power to vote or to direct the vote of the shares beneficially owned by him and the sole power to dispose or to direct the disposition of the shares beneficially owned by him; however, (i) 330,420 of such shares are pledged in connection with the loan discussed in Item 3 and (ii) the undersigned may not sell or vote shares which may be acquired on exercise of options until such options are exercised and the related Common Stock is issued.

         The undersigned has had no transactions in the class of securities beneficially owned by him in the sixty days on or before December 31, 2001, except that on such date he

                                       3

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         became beneficial owner of an additional 20,000 shares as a result of vesting of options granted under the Plan.

6.       Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of Stanley.
         -------------------------

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and any other person with respect to any securities of Stanley.

7.       Material to be Filed as Exhibits.
         --------------------------------

         Exhibit D            Promissory Note dated April 19, 2000.

         Exhibit E            Pledge Agreement dated April 19, 2000.

                                       4

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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 14, 2002                             s/Albert L. Prillaman
                                                     ---------------------
                                                     Albert L. Prillaman

                                                                      Exhibit D

                                 PROMISSORY NOTE

Date:    April 19, 2000


FOR VALUE RECEIVED, I, Albert L. Prillaman, the undersigned optionee ("Optionee") promise to pay Stanley Furniture Company, Inc. (the "Company") the principal sum of $2,584,982.70 DOLLARS plus interest thereon at the rate of 6.71% percent per annum from the date hereof to the date of payment. This Promissory Note has been entered into by the Optionee and the Company in order to purchase Company stock pursuant to the exercise of stock options under the Stanley Furniture Company, Inc. Stock Option Plan (the "Plan").

The term of the loan shall be the period set forth below for repayment. The loan shall be repaid, as to both principal and interest, in accordance with the amortization schedule attached.

The loan may be prepaid in full, or in part, without penalty at any time.

Optionee will repay the note in one lump-sum payment at the end of the fifth year plus interest accrued up to the time of payment.

To secure payment of this Note, Optionee hereby grants to the Company, a security interest in his/her Company stock purchased with proceeds of the loan pursuant to the exercise of stock options under the Plan as of the date hereof. Upon payment in full of all amounts owing under this Note, such security interest shall terminate without necessity of further authorization, approval, confirmation, or consent.

If the Optionee fails to make payments when due hereunder such that the loan cannot be repaid, such occurrence shall be a default under this Agreement. In addition, the filing by or against Optionee of a petition in bankruptcy or receivership or an assignment by Optionee for the benefit of creditors shall be a default under this Agreement. In the event of such default, the Note shall become due and payable immediately at the option of the holder, without demand or notice, the loan may be re-amortized (over its remaining term), and the Company may adjust the amount and timing of payments due on the loan.

In the event of such re-amortization, any default(s) occurring after such re-amortization shall again result in the holder's options to accelerate the Note to re-amortize the loan as described in the preceding sentence.

In the event of missed payments hereunder, unless a default hereunder occurs, no re-amortization of the remaining unpaid balance of the loan (and resulting interest recalculation) shall occur.

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

This Note shall be governed by, construed under, and enforced in accordance with the laws of the Commonwealth of Virginia to the extent not pre-empted by applicable federal law.

I acknowledge receipt of a Federal Truth-in-Lending Disclosure statement with respect to this loan.

s/Albert L. Prillaman                                         4/19/2000
---------------------                                         ---------
Optionee                                                      Date

STANLEY FURNITURE COMPANY, INC.



By: s/Douglas I. Payne                                        4/19/2000
    ------------------                                        ---------
    Douglas I. Payne                                          Date
    Sr. Vice President-Finance
    and Administration





                                       7

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                       FEDERAL TRUTH-IN-LENDING STATEMENT
                       ----------------------------------


              A                             B                            C                            D


            ANNUAL
           PERCENT                        AMOUNT
        OF TOTAL RATE                    FINANCED                 FINANCE CHARGE                  PAYMENTS
        -------------                    --------                 --------------                  --------

  The cost of your loan as a      The amount provided to    The dollar amount the loan    The amounts you will have
         yearly rate.                      you.                   will cost you.          paid after you have made
                                                                                         all the scheduled payments.
                                                                                                    (B+C)

            6.71%                     $2,584,982.70                 $991,723.28                 $3,576,705.98


The amount shown in Box B above (Amount Financed) is equal to the principal amount you are borrowing. There are no charges, fees, expenses or other items included in this amount.

Your payment schedule will be:

NUMBER OF                                                        WHEN PAYMENTS
PAYMENTS       AMOUNT OF PAYMENTS                                  ARE DUE
--------       ------------------                                  -------

    1          $2,584,982.70 plus interest of $991,723.28         April 19, 2005

REPAYMENT:     If you prepay the loan in full early, there is no prepayment penalty.

SECURITY:      You are giving a security interest in your Company stock
                acquired by exercising your stock options under the Stanley Furniture Company, Inc. Stock Option Plan.




                                       8

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                                                                      Exhibit E

                         STANLEY FURNITURE COMPANY, INC.

                                STOCK OPTION PLAN

                                PLEDGE AGREEMENT
                                ----------------

     PLEDGE AGREEMENT, between Albert L. Prillaman (the "Optionee"), a participant in the Stanley Furniture Company, Inc. Stock Option Plan (the "Plan"), and Stanley Furniture Company, Inc. (the "Company").

     In consideration of a loan in the principal amount of $2,584,982.70 from the Company to the Optionee as of April 19, 2000, the Optionee grants to the Company a security interest in the Company stock purchased under the Plan with the proceeds of the loan. Upon payment in full of all amounts owing under the loan, this security interest shall terminate without necessity of further authorization, approval or consent.

                                           OPTIONEE:

4/19/2000                                  s/Albert L. Prillaman
---------                                  -----------------------------------
Date                                       Albert L. Prillaman

                                           STANLEY FURNITURE COMPANY, INC.

4/19/2000                                  By:  s/Douglas I. Payne
---------                                       ------------------
Date                                            Douglas I. Payne
                                                Sr. Vice President - Finance
                                                and Administration


                                       9